SCHEDULE 13D—INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13D-2(A).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)*

SUNLINK HEALTH SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

501067102

(CUSIP Number)

Karen Beth Brenner

P.O. Box 9109

Newport Beach, California 92658

(949) 786-1401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Check the following box if a fee is being paid with this statement  ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

*As amended by Releases No. 34-15457, dated January 4, 1979, effective

February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,

1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.

—Editor.

(Continued on following page(s))

SCHEDULE 13D

CUSIP No. 501067102	PAGE 3 OF 14 PAGES

1.	Name of Reporting Person, SS or IRS Identification No. of above person KAREN B. BRENNER

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 263,506 8. Shared Voting Power 0 9. Sole Dispositive Power 263,506 10. Shared Dispositive Power 46,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,646

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 501067102	PAGE 4 OF 14 PAGES

1.	Name of Reporting Person, SS or IRS Identification No. of above person FORTUNA UNPLUGGED, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 218,275 8. Shared Voting Power 0 9. Sole Dispositive Power 218,275 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,275

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 501067102	PAGE 5 OF 14 PAGES

1.	Name of Reporting Person, SS or IRS Identification No. of above person FORTUNA ASSET MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 256,006 8. Shared Voting Power 0 9. Sole Dispositive Power 256,006 10. Shared Dispositive Power 46,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,146

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person* CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 501067102	PAGE 6 0F 14 PAGES

1.	Name of Reporting Person, SS or IRS Identification No. of above person Beilihis Investments, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 378,649 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 378,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,649

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person* OO (Trust)

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 501067102                                                                                                                                           PAGE 7 OF 14 PAGES

1.	Name of Reporting Person, SS or IRS Identification No. of above person STEVEN BAILEYS

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 672,698 8. Shared Voting Power 0 9. Sole Dispositive Power 7,500 10. Shared Dispositive Power 665,198

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 672,698

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 8 OF 14 PAGES

Item 1.	Security and Issuer.

This filing relates to the Common Stock, without par value (the “Stock”), of SunLink Health Systems, Inc. (the “Company”). The Stock trades on the American Stock Exchange. The Company’s principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339; the Company’s telephone number at that location is (770) 933-7000. The number of issued and outstanding shares of Stock as of October 6, 2003, as reported to us by the Company, is 6,281,407.

Item 2.	Identity and Background.

(a) This statement is filed by (i) Fortuna Unplugged, L.P. (“Fortuna Unplugged”), a California limited partnership with respect to shares of Stock held or beneficially owned by the partnership, (ii) Fortuna Asset Management, LLC, successor to Fortuna Advisors, Inc. (“Fortuna Asset Management”) as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (iii) Karen Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and managing member of Fortuna Asset Management (including stock held by or beneficially owned by Fortuna Unplugged due to the fact that Fortuna Asset Management serves as the General Partner of Fortuna Unplugged), (iv) Beilihis Investments, LLC, and (v) Steven Baileys with respect to Shares of Stock held or beneficially owned by him and as managing member of Beilihis Investments, LLC. This filing shall constitute the final filing on Schedule 13D for Fortuna Unplugged, Fortuna Asset Management and Karen Brenner as they are no longer part of the Reporting Group and their aggregate beneficial ownership of SunLink common shares has dropped below the five-percent threshold. (See Item 5(e) herein).

Beilihis Investments, LLC and Steven Baileys as Managing Member of Beilihis Investments, LLC will continue to report their ownership interests by filing on Schedule 13D as a group that beneficially owns more than five percent (5%) of the Stock.

(b) The principal business address of (i) Fortuna Asset Management; (ii) Fortuna Unplugged; and (iii) Karen Brenner is P.O. Box 9109, Newport Beach, California 92658. The principal address of Beilihis Investments, LLC and Steven Baileys is 30691 Hunt Club Drive, San Juan Capistrano, California 92675.

(c) The business of (i) Fortuna Unplugged is that of private investment partnerships engaging in the purchase and sale of securities for investment for its own account;

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 9 OF 14 PAGES

The business of (i) Fortuna Asset Management is the provision of discretionary investment management services to clients and (ii) Karen Brenner is president of Fortuna Asset Management. Fortuna Asset Management is also the general partner of Fortuna Unplugged. Ms. Brenner serves as a director of SunLink Health Systems, Inc.

The business of (i) Beilihis Investments, LLC is an investor, and (ii) Steven Baileys is a private investor and serves as the managing member of Beilihis Investments, LLC. Dr. Baileys also serves as a director of SunLink Health Systems, Inc.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) (i) Fortuna Unplugged is a California limited partnership; (ii) Fortuna Asset Management and Beilihis Investments, LLC are California limited liability corporations; (iii) Karen Brenner is a United States citizen; (iv) Steven Baileys is a United States citizen.

Item 3.	Source and Amount of Funds and Other Consideration

Beilihis Investments, LLC purchased its shares of stock from the Baileys’ Family Trust for $410,000. The consideration for such purchase was a five year promissory note and collateral in the form of 100,000 shares of SunLink Health Systems, Inc. currently owned by Dr. Baileys.

The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Steven Baileys is $1,377,158 (exclusive of shares beneficially owned through Beilihis Investments, LLC). The source of funds for this consideration was personal funds and a gift from a family trust.

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 10 OF 14 PAGES

Item 4.	Purpose of the Transaction

The purpose of the acquisition of the shares by Beilihis Investments, LLC is for an investment in the Company. Each member of the Group may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

As of June 13, 2003, Karen Brenner no longer had dispositive power over any of the SunLink shares held by Beilihis Investments, LLC (which bought its shares from the Baileys Family Trust) or the shares held by Steven Baileys. Karen Brenner, Fortuna Investment Partners, L.P., Fortuna Capital Management, Inc., Ronald J. Vannuki, Fortuna Unplugged, L.P., and Fortuna Asset Management, LLC, no longer are considered part of this Reporting Group. Additionally, their beneficial ownership of SunLink shares is no longer greater than five percent of the class of securities. Therefore, as such persons/entities beneficially own less than five percent (5%) of the SunLink common stock, they will no longer file a Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each person below has the following interest in the securities of the Issuer:

(i) Fortuna Unplugged as a private investment partnership engaging in the purchase and sale of securities for investment for their own account beneficially owns 218,275 shares of Stock. Fortuna Unplugged is the beneficial owner of 3.4% of the Stock.

(v) Fortuna Asset Management as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 302,146 shares of Stock exclusive of the Beilihis Investments, LLC, but inclusive of Fortuna Unplugged and Karen Brenner beneficially owned shares of Stock, which includes 259,160 warrants to purchase shares of Stock. Fortuna Asset Management is the beneficial owner of 4.6% of the Stock.

(vi) Karen Brenner, as sole shareholder of Fortuna Asset Management and as a direct owner of shares of Stock, beneficially owns 309,646 shares of Stock, which includes 264,160 options and warrants to purchase shares of Stock. Ms. Brenner is the beneficial owner of 4.7% of the Stock.

(vii) Beilihis Investments, LLC beneficially owns 378,649 shares which includes 52,041 warrants. Beilihis Investments, LLC is the beneficial owner of 6.0% of the Stock.

(viii) Steven Baileys, as individual and as managing member of Beilihis Investments, LLC, beneficially owns 672,698 shares including 110,482 options and warrants. Steven Baileys is the beneficial owner of 10.5% of the Stock.

The Group, which now consists only of Steven Baileys and Beilihis Investments, LLC, in the aggregate may be deemed to own 10.5% of the Stock.

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 11 OF 14 PAGES

(b)

			Power to Vote		Power to Dispose
	No. of Shares Beneficially Owned (# 11)	Percentage of Class (# 13)	Sole (# 7)	Shared (# 8)	Sole (# 9)	Shared(# 10)

Fortuna Unplugged, LP(1)	218,275	3.4%	218,275	0	218,275	0
Fortuna Asset Management(1)	302,146	4.6%	256,006	0	256,506	46,140
Karen B Brenner(1)	309,646	4.7%	263,506	0	263,506	46,140
Beilihis Investment, LLC	378,649	6.0%	378,649	0	0	378,649
Steven Baileys	672,698	10.5%	672,698	0	7,500	665,198

(1)	No longer part of Reporting Group and are no longer required to report their ownership of the Stock on Schedule 13D

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 12 OF 14 PAGES

(c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since August, 16, 2002 are set forth on Schedule A hereto. All such transactions were open market transactions or transfers between related accounts and were effected on the American Stock Exchange or privately between related accounts. No other transactions were effected by the Reporting Persons during such period.

(d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

(e) As of June 13, 2003, Karen Brenner no longer had dispositive power over the stock held by Steven Baileys and Beilihis Investments, Inc. As a result, Ms. Brenner and the entities she controls, including, Fortuna Unplugged and Fortuna Asset Management, are no longer part of the Reporting Group. Additionally, SunLink has issued new shares of its common stock into the market causing Ms. Brenner and her affiliated entities to no longer be the beneficial owner of greater than five percent (5%) of the Class of Securities. Therefore, such persons will no longer file on Schedule 13D so long as their beneficial ownership of SunLink securities remains below the five percent (5%) threshold.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7	Matter to be Filed as Exhibits

No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 13 OF 14 PAGES

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2003

FORTUNA ASSET MANAGEMENT, LLC

By:	/s/ KAREN B. BRENNER

Karen B. Brenner, Managing Member

/s/ KAREN B. BRENNER

Karen B. Brenner Individual

FORTUNA UNPLUGGED, L.P.

By:	/s/ KAREN B. BRENNER

Karen B. Brenner, Managing Member, Fortuna Asset Management, LLC General Partner

SCHEDULE 13D

CUSIP NO. 501067102	PAGE 14 OF 14 PAGES

BEILIHIS INVESTMENTS, LLC

By:	/s/ STEVEN BAILEYS

Steven Baileys, Managing Member

/s/ STEVEN BAILEYS

Steven Baileys Individual

Schedule A

Transactions Since 8/16/02

Party	Trade Date	Bought (Sold)	Net Amount	Broker Effecting Per Share Transaction
Beilihis Investments, LLC06/11/03	51,841 WTs	$51.84	$0.001	Private Party Sale
Beilihis Investments, LLC06/11/03	321,601 shares	$409,948.16	$1.28	Private Party Sale
Fortuna Asset Management 10/31/02	2,000 Shares	$4,300	$2.15	Private Party Sale

*	Fortuna Asset Management now beneficially owns less than five percent (5%) of the Stock and is no longer required to file and report its holdings of the Stock on Schedule 13D.